UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/2024__ AND ENDING __06/30/2025__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Trive New York, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__85 Broad Street, Suite 17-105__
(No. and Street)

__New York__	__NY__	__10004__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
__Elizabeth Attanasio__   __212-668-8700__   __eattanasio@acisecure.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Nawrocki Smith, LLP__
(Name – if individual, state last, first, and middle name)

__100 Motor Parkway, suite 850__	__Hauppauge__	__NY__	__11788__
(Address)	(City)	(State)	(Zip Code)

__03/04/2009__   __3370__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jose Saa _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Trive New York, LLC _____, as of June 30 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Jose Saa*
_____

Title:
Chief Compliance Officer
_____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Trive New York, LLC

(formerly known as GK Trade New York, LLC)

Financial Statement

With

Report of Independent Registered Public Accounting Firm

As of and for the Year Ended June 30, 2025

TRIVE NEW YORK, LLC
(A LIMITED LIABILITY COMPANY)
(formerly known as GK Trade New York, LLC)
FOR THE YEAR ENDED JUNE 30, 2025

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statement	3-5



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Trive New York, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trive New York, LLC (the "Company") as of June 30, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Trive New York, LLC as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Trive New York, LLC's auditor since 2020.

Hauppauge, New York
September 8, 2025

Nawrocki Smith LLP

TRIVE NEW YORK, LLC
(A LIMITED LIABILITY COMPANY)
(formerly known as GK Trade New York, LLC)
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2025

ASSETS:		
Cash	$	14,880
Prepaid expenses and other assets		5,141
TOTAL ASSETS	$	20,021
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	233
TOTAL LIABILITIES		233
MEMBER'S EQUITY		19,788
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	20,021

See accompanying notes to financial statement

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Trive New York, LLC (f/k/a GK Trade New York, LLC) (the "Company") was formed as a limited liability company in Delaware on January 4, 2012. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is authorized by FINRA to be a mutual fund retailer, a broker or dealer selling tax shelters or limited partnerships in primary distributions, to conduct private placements of securities and act as a selling agent of 34 Act Funds. The Company did not conduct any securities business for the year ended June 30, 2025.

On May 20, 2022, the Company filed a name change with the State of Delaware from GK Trade New York LLC to Trive New York LLC. As of June 30, 2025 the Company was wholly-owned by the Parent.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operation, and cash flows, and uses the accrual basis of accounting.

Use of Estimates
The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
As a limited liability company, the Company is not subject to federal income taxes. The Company's member separately accounts for its share of the Company's items of income, deductions, losses and credits. Therefore these financial statement do not include any provision for federal income taxes. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.

Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and assets or liability in the current year. For the year ended June 30, 2025 management has determined that there are no material uncertain income tax positions. The Company's tax returns are filed as part of Trive Investment B.V. returns, on a consolidated basis. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

New Accounting Pronouncements
In November 2023, FASB issued Accounting Standards Update No. 2023 – Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures. The amendments in this update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses on an annual and interim basis for all public business entities to enable investors to develop more decision-useful financial analyses. Most prominent about the changes in the standard is the entity is required to report a measure of segment profit or loss that the chief operating decision maker uses to assess segment performance and make decisions about allocating resources. The Company adopted ASC 2023-07. See Note 9.

NOTE 3 - COMMITMENTS AND CONTINGENCIES:

The Company has an operating lease for office space that is not subject to ASC 842, as it falls under the short-term lease exemption. The Company recognizes the lease cost associated with this lease on a straight-line basis over the lease term. The Company currently leases office space on a short-term basis in New York, NY. The current lease was renewed through October 31, 2025.

NOTE 4 – NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under SEC Rule 15c3-1, the Company is required to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. As of June 30, 2025, the Company had net capital of $14,647, which was $9,647 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.59%.

Distributions and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK:

<u>Cash</u>
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institutions. The Company has not incurred any losses on this account. At June 30, 2025, the amount in excess of insured limits of $250,000 was $0.

NOTE 6 – INDEMNIFICATIONS:

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7 - SEGMENT REPORTING:

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach and qualitative and quantitative criteria established by ASC 280, the Company is considered a single reportable segment. The Chief Operating Decision Maker ("CODM"), the CEO, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and description of business and summary of significant accounting policies.

NOTE 8 – CAPITAL AND LIQUIDITY:

The Company might not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statement. In connection with the Company's assessment of going concern considerations, management has determined that the Company will have access to funding from the parent company. The parent is committed to continuing to fund the ongoing operations of the Company.

NOTE 9 – SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through the date which the financial statements were available to be issued. No events were noted which would require recognition or disclosure in the footnotes to the financial statement.